

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2017

Yifat Zommer
Chief Financial Officer
Oramed Pharmaceuticals Inc.
Hi-Tech Park 2/4
Givat-Ram
PO Box 39098
Jerusalem 91390, Israel

> **Re: Oramed Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed January 11, 2017**
> **File No. 333-215525**

Dear Ms. Zommer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph McCann at (202) 551-6262 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance